Exhibit C3

Termination of Distribution and Selling Agreement

WHEREAS, Securities Management and Research, Inc. (“SM&R”) and American National Insurance Company (“American National”), on behalf of itself and certain designated separate accounts, are parties to that certain Distribution and Selling Agreement dated December 31, 2010 (the “Agreement”); and

WHEREAS, SM&R and American National desire to terminate the Agreement as of September 4, 2012.

NOW THEREFORE, in consideration of the mutual terms, covenants and considerations herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by SM&R and American National, the parties hereto agree to terminate the Agreement effective as of September 4, 2012 (the “Termination Date”), waiving notice of termination to the extent necessary to give effect to such termination under Article 8 of the Agreement.

This termination will be governed by and construed in accordance with the laws of the State of Texas without regard to principals of conflicts of law. This termination constitutes the entire agreement and understanding of the parties with respect to the termination of the Agreement and supersedes all oral communication and prior writings with respect thereto. No amendment, modification or waiver of this termination will be effective unless in writing and executed by each of the parties hereto.

IN WITNESS WHEREOF, the parties have caused this termination to be executed by their duly authorized representatives as of the day and year first written above.

American National Insurance Company, on behalf of itself and the Separate Accounts identified in the Agreement

By:	/s/ James A. Collura
Name:	James A. Collura
Title:	VP, Chief Life Marketing & Operations
Officer – MCEA

Securities Management and Research, Inc.

By:	/s/ Thomas J. Berthel
Name:	Thomas J. Berthel
Title:	CEO